Exhibit 99.91

MATERIAL CHANGE REPORT

FORM 51-102F3

1.                                      Reporting Issuer:

StarPoint Energy Trust
3900, 205 - 5th Avenue S.W.
Calgary, Alberta  T2P 2V7

2.                                      Date of Material Change:

April 13, 2005

3.                                      News Release:

A news release was issued and disseminated on April 13, 2005 through Canada Newswire.

4.                                      Summary of Material Change:

Capitalized terms used in this Material Change Report which are not defined herein are defined under the heading “Defined Terms” which is located at the end of Item 5.

On April 13, 2005, StarPoint Energy Trust (“StarPoint”) (TSX: SPN.UN) and APF Energy Trust (“APF”) (TSX: AY.UN) entered into a combination agreement (the “Combination Agreement”) providing for the combination of StarPoint and APF into a single trust to be managed by StarPoint’s existing management team (the “Combined Trust”).  The Combined Trust will continue under the name StarPoint Energy Trust.

5.                                      Full Description of Material Change:

On April 13, 2005, StarPoint and APF entered into the Combination Agreement providing for the combination of StarPoint and APF into the Combined Trust (the “Combination”) to be managed by StarPoint’s existing management team.  The Combined Trust will continue under the name StarPoint Energy Trust.

Under the terms of the Combination Agreement, each APF Unit issued and outstanding will be exchanged for 0.63 of a StarPoint Unit on a tax-deferred rollover basis for Canadian residents.

Prior to the Combination, in a separate transaction (the “Plan”), APF Unitholders will be given the right to receive common shares in APF ExploreCo, a new junior exploration company with approximately 1,000 boepd of primarily natural gas production focused in Central Alberta.  The existing APF management team will manage APF ExploreCo.  APF ExploreCo intends to seek a public listing of its common shares.

The Combination Agreement sets forth a number of conditions to be satisfied or waived in order for the Combination to become effective (see “Conditions of the Acquisition and Redemption Transaction”) and provides the right of the parties thereto to terminate the Combination

Agreement on the occurrence or non-occurrence of certain events within specific time frames (see “Termination”).  The Combination Agreement also sets forth a number of covenants on behalf of the parties thereto, including prescribing the manner of operation of the business and operations of the parties and precluding the parties from entering into certain new agreements or commitments with respect to their capitalization or assets during the term of the Combination Agreement, without the consent of the other party (see “Covenants”).

The transaction is subject to regulatory approval and the approval by a majority of at least two-thirds of APF Unitholders approving both the Plan, and the Combination.  It is expected that the meeting relating to such approvals will be held on or about June 10, 2005.  The transactions are expected to close before the end of June, 2005, which will enable unitholders of both StarPoint and APF to receive June distributions from their respective trusts.  An information circular regarding the Plan and the Combination is expected to be mailed to APF Unitholders in May, 2005.

The boards of directors of both StarPoint and APF have unanimously approved the transaction.  GMP Securities Inc. has provided the APF Board of Directors with its opinion that the consideration to be received by APF Unitholders is fair, from a financial point of view, to the APF Unitholders.  The APF Board of Directors has concluded that the transaction is in the best interests of APF and the APF Unitholders, generally, and has resolved to recommend that the APF Unitholders vote their APF Units for the proposed transaction.  The management and board of directors of APF have agreed to vote their APF Units in favour of the proposed transaction.

BMO Nesbitt Burns Inc. acted as financial advisor to StarPoint.  FirstEnergy Capital Corp., Orion Securities Inc., and TD Securities Inc. acted as strategic advisors to StarPoint.  GMP Securities Inc. acted as financial advisor to APF.

Benefits of the Combination

The proposed Combination allows for unitholders of both StarPoint and APF to participate in a stronger, more efficient trust.  The combination of a well balanced portfolio of low risk internal drilling prospects and the ability to compete more effectively for larger potential acquisitions, positions the Combined Trust to add significant future unitholder value.

Additional benefits of the Combination and creation of APF ExploreCo for APF Unitholders, include the following:

•                  APF Unitholders will receive one common share for every APF Unit held, in a new junior exploration company, with approximately 1,000 boepd of production and more than 50 drilling locations managed by the existing APF management team;

•                  Strategic consolidation with StarPoint’s assets in APF’s existing core areas in South East Saskatchewan and Central Alberta;

•                  Increased exposure to light crude oil prices, which are currently very strong;

•                  The Combination provides APF Unitholders with enhanced trading liquidity with a pro forma market capitalization of over $1.4 billion versus $700 million currently, and further improves APF’s pro forma cost of capital; and

•                  Continued representation in the Combined Trust through the appointment of Mr. Martin Hislop, APF’s Chief Executive Officer, and Mr. Steve Cloutier, APF’s President, to the Board of the Combined Trust.

The Combined Trust

The executive management team of the Combined Trust will be comprised of the following:

Mr. Paul Colborne, President and Chief Executive Officer
Mr. Brett Herman, Vice President, Finance and Chief Financial Officer
Mr. Graham Kidd, Vice President, Corporate Development
Mr. Murray Mason, Vice President, Production
Mr. Eric Strachan, Manager, Exploration
Mr. Jeremy Wallis, Manager, Land; and
Mr. Curt Ziemer, Controller.

The board of directors of the Combined Trust will be comprised of Messrs. Paul Colborne, James Bertram, Fred Coles, James Pasieka, Rob Peters, Paul Starnino, with the addition of Steve Cloutier and Martin Hislop.

APF ExploreCo

Prior to the Combination of StarPoint and APF, in a separate plan of arrangement transaction, APF Unitholders will have the right to receive one APF ExploreCo Share for every one APF Unit held.

APF ExploreCo will have a contiguous, operated, high working interest asset and opportunity base located in the Wood River area of Central Alberta.  APF ExploreCo will have more than 50 drilling locations for long life, operated, dry, Horseshoe Canyon coal bed methane (CBM) natural gas, as well as potential in a number of multi-zone conventional formations.

APF ExploreCo’s management team will be led by the following executive officers:

Mr. Steve Cloutier, President and Chief Executive Officer
Mr. Alan MacDonald, Vice President, Finance and Chief Financial Officer
Mr. Dan Allan, Vice President, Exploration and Production; and
Mr. Wayne Geddes, Vice President, Land.

The board of directors of APF ExploreCo shall include, Messrs. Martin Hislop, Steve Cloutier, John Howard and Ms. Nancy Penner.

It is anticipated that APF ExploreCo will consider consolidating its shares on a basis to be decided at a later date.  Management and insiders of APF ExploreCo are proposing to capitalize APF ExploreCo with a private placement of approximately $6-$8 million based on the independently engineered net asset value of APF ExploreCo.

The following is a summary of the Combination Agreement.

Acquisition and Redemption Transaction

The Combination will become effective upon the Closing Date which is expected to be on or about June 20, 2005.  On the Closing Date, each of the events set out below shall occur in the following sequence during the interval between the “transfer time” and the “acquisition time” as defined for the purposes of Section 132.2 of the Tax Act:

(a)                                 the APF Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;

(b)                                 APF shall sell, transfer, convey, assign and deliver to StarPoint, and StarPoint shall purchase and accept from APF, all the APF Assets, as the same shall exist at the Time of Closing;

(c)                                  StarPoint will (i) assume the liabilities and obligations of APF, whether or not reflected on the books of APF, in accordance with their terms, and (ii) issue to APF an aggregate number of StarPoint Units equal in number to the product of the number of APF Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio (the “StarPoint Payment Units”);

(d)                                 StarPoint will subscribe for the APF Remaining Unit for $10.00 and APF will issue to StarPoint the APF Remaining Unit;

(e)                                  the APF Units (other than the APF Remaining Unit) will be redeemed in exchange for the StarPoint Payment Units which shall be distributed to the APF Unitholders in accordance with the Exchange Ratio;

(f)                                   the directors of the APF Parties, where applicable, will resign in favour of nominees of SEL; and

(g)                                  all officers of the APF Parties, where applicable, will resign from their offices with such APF Parties.

Conditions of the Acquisition and Redemption Transaction

The obligations of the parties to the Combination Agreement to complete the Acquisition and Redemption Transaction are subject to the fulfillment or waiver of a number of significant conditions which must be satisfied on or before the Closing Date or be waived to the extent they are capable of being waived by the party benefiting from such condition.  There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all.  The following is a summary of the material conditions:

(a)                                 the APF Unitholders shall have approved the resolutions to approve the Acquisition and Redemption Transaction by an affirmative vote of at least two-thirds of the votes cast at the APF Special Meeting;

(b)                                 the documents by which the Acquisition and Redemption Transaction are to be effected shall be in form and substance satisfactory to the parties, acting reasonably;

(c)                                  all approvals and consents, regulatory or otherwise, summarized under “Regulatory and Third Party Approvals” shall have been obtained;

(d)                                 the APF ExploreCo Conveyance shall have been completed on terms and conditions satisfactory to StarPoint and SEL, acting reasonably, and the APF ExploreCo Shares shall have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) for at least two business days;

(e)                                  APF and StarPoint shall have executed such instruments, as contemplated and required by the trust indenture dated as of July 3, 2003 governing the 9.4% convertible, unsecured, subordinated debentures issued on July 3, 2003 by APF;

(f)                                   each of StarPoint and APF shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a “mutual fund trust” (as defined in the Tax Act);

(g)                                  no act, action, suit or proceeding shall have been threatened or taken by any domestic or foreign court or tribunal or governmental entity or person in Canada or elsewhere, whether or not having the force of law, and no law shall have been proposed, enacted, promulgated or applied which has the effect to cease trade or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance or which would have a Material Adverse Effect with respect to StarPoint or APF;

(h)                                 there shall not exist any prohibition at law against StarPoint and APF completing the Acquisition and Redemption Transaction;

(i)                                     the representations, warranties and covenants of each of the parties to the Combination Agreement shall be true and correct or complied with, as applicable, in all material respects as of the Time of Closing;

(j)                                    APF shall have received their written opinion from its financial advisors in respect of the fairness of the transaction;

(k)                                 each of the directors and officers of APF and its subsidiaries shall have received a release from StarPoint and its subsidiaries in form satisfactory to APF and APF Co, acting reasonably, and StarPoint and SEL shall received the resignations and releases from the directors and officers of APF and its subsidiaries in form satisfactory to StarPoint and SEL, acting reasonably;

(l)                                     the StarPoint Payment Units shall not be subject to any trading restrictions under applicable Canadian securities laws (other than control person restrictions and affiliate restrictions) and shall be approved for listing on the TSX (subject to notice of issuance); and

(m)                             there shall not have occurred or arisen after April 13, 2005, any (or any condition, event or development involving a prospective change) which involves a Material Adverse Effect with respect to either APF or StarPoint.

If the Acquisition and Redemption Transaction does not become effective on or before July 31, 2005, StarPoint or APF may terminate its obligations under the Combination Agreement.

Regulatory and Third Party Approvals

The Combination Agreement provides that receipt of all required regulatory and third party approvals is a condition precedent to the Acquisition and Redemption Transaction becoming effective.

Covenants

The Combination Agreement includes a number of covenants given by the APF Parties and the StarPoint Parties.  The following is a summary of some of the material covenants:

(a)                                 each of the APF Parties and the StarPoint Parties, prior to termination of the Combination Agreement, shall conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable laws or to complete the transactions contemplated by the Combination Agreement or any transactions entered into prior to the date of the Combination Agreement;

(b)                                 each of APF and StarPoint have agreed to restrictions on certain interim operations including the issuance of securities, the sale of assets exceeding certain threshold amounts and the acquisition of assets exceeding certain threshold amounts;

(c)                                  each of the APF Parties and StarPoint Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Combination Agreement;

(d)                                 within the prescribed time period and in the prescribed form provided for in Section 132.2 of the Tax Act, StarPoint and APF shall jointly elect to have Section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction; and

(e)                                  StarPoint shall permit APF, on terms and conditions satisfactory to StarPoint, acting reasonably, to arrange for and/or maintain specified directors’ and officers’ insurance coverage.

Cease Negotiations

Pursuant to the Combination Agreement and subject to the matters set forth under “Non-Solicitation”, APF and APF Co have agreed to, and shall direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any person, other than the StarPoint Parties, with respect to any actual, future or potential Acquisition Proposal.  In connection therewith, the parties to the Combination Agreement have agreed not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the APF Parties and any such third party is a party.

Non-Solicitation

The Combination Agreement also provides that APF and APF Co shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the APF Parties, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person; provided that nothing shall prevent the APF Board of Directors from responding or acting in any manner (including considering, negotiating, approving and recommending to their unitholders (provided that prior to furnishing information or entering into negotiations with any person, APF and APF Co shall have complied with the matter set forth under “Notice of Request for Information”, prior to providing any non-public information to any such person, APF and APF Co shall have complied with the matters set forth under “Provision of Information to Requesting Party” and prior to entering into any Proposed Agreement (as defined herein), APF and APF Co shall have complied with the matters set forth under “Right to Match”)) to an unsolicited bona fide written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the APF Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the APF Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to APF or the APF Unitholders than the transactions contemplated by the Combination Agreement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”).  Any good faith determination as aforesaid shall only be made by duly passed resolutions of the APF Board of Directors after consultation with its financial advisors and receipt by such board of the advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the APF Parties is necessary for such board to satisfy its fiduciary duties under applicable laws.

Notice of Request for Information

Prior to furnishing any information to, or entering into any negotiations with, any person in respect of an Acquisition Proposal, APF and APF Co shall notify StarPoint of any Acquisition Proposal received by it or any request received by it following April 13, 2005 for non-public information relating to the APF Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the APF Parties by any person that informs the APF Parties that it is considering making, or has made, an Acquisition Proposal.  Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the APF Parties as StarPoint may reasonably request, having regard to the fiduciary obligations of the APF Board of Directors and the identity of the person making such proposal, inquiry or contact.

Provision of Information to Requesting Party

Subject to the matters set forth under “Non-Solicitation”, if any of the APF Parties receives a request for material non-public information from a person who proposes to the APF Parties a bona fide Acquisition Proposal and the APF Board of Directors determines that such proposal is a Superior Proposal pursuant to the matters set forth under “Non-Solicitation”, the APF Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the confidentiality agreement entered into between APF and StarPoint, provide such person with access to information regarding the APF Party.  To the extent not previously done, the APF Party receiving the request from a third party shall provide to the StarPoint Parties a copy of all information provided to the third party forthwith after the information is provided to the third party.

Right to Match

APF and APF Co have agreed not to enter into any agreement (other than any confidentiality agreement contemplated under “Provision of Information to Requesting Party”) to propose, pursue, support or recommend any Acquisition Proposal (a “Proposed Agreement”) or change their recommendation of the transactions contemplated by the Combination Agreement except in compliance with the Combination Agreement and only after providing StarPoint with an opportunity to amend the Combination Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the APF Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with APF’s financial advisors and APF and APF Co have agreed to negotiate in good faith with StarPoint in respect of any such amendment.  In particular, in such circumstance APF Co has agreed to provide SEL with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution.  In the event that StarPoint and SEL agree to amend the Combination Agreement as provided above within the 48 hour period, neither APF nor APF Co shall enter into the Proposed Agreement.

Acquisition Proposal and Take-Over Proposal

The Combination Agreement defines “Acquisition Proposal” to mean any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the other party (other than in the case of StarPoint, pursuant to the exercise of securities outstanding on the date of execution of the Combination Agreement, securities issuable pursuant to compensation arrangements of StarPoint and securities issued pursuant to the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint), recapitalization, liquidation, dissolution, winding-up or similar transaction, other than the Acquisition and Redemption Transaction and the other transactions contemplated by the Combination Agreement.

The Combination Agreement defines “Take-Over Proposal” to mean a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding APF Units or Starpoint Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving APF or StarPoint or any of their respective subsidiaries, as the case may be (and whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of APF or its subsidiaries (taken as a whole) or StarPoint or its subsidiaries (taken as a whole) as the case may be.

Termination Fee and Expenses

The Combination Agreement provides that if at any time after the execution of the Combination Agreement and prior to the termination thereof:

(a)                                 the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party”) has withdrawn, changed or modified in any manner adverse to the other party, or failed to reaffirm upon request (other than as a result of an indirect response to a material breach by the other party of their obligations under the Combination Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by the Combination Agreement or a material misrepresentation by the other party or a Material Adverse Change to the other party) any of (i) with respect to the APF Board of Directors, its determination or its recommendations to APF Unitholders, to vote in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance, or (ii) with respect to the

APF Parties and the StarPoint Parties, its authorization to complete the Acquisition and Redemption Transaction as contemplated by its representations and warranties in the Combination Agreement, or resolved to take any of the foregoing actions prior to the completion of the Acquisition and Redemption Transaction; or

(b)                                 the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party”) has recommended that, in the case of the APF Board of Directors, the APF Unitholders deposit their APF Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the StarPoint Board of Directors, the StarPoint Unitholders deposit their StarPoint Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

(c)                                  prior to the date of the APF Special Meeting, a bona fide Take-Over Proposal is publicly announced, proposed, offered or made to any of the APF Parties (in such case the APF Parties being the “Non-Completing Party”) or the APF Unitholders, the Acquisition and Redemption Transaction is not completed and the transactions contemplated by any Take-Over Proposal is completed within the time specified; or

(d)                                 any of the APF Parties enters into a Proposed Agreement or any of the StarPoint Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated under “Provision of Information to Requesting Party”) (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party”); or

(e)                                  any of the APF Parties or the StarPoint Parties (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party”) breaches any of its representations or warranties or covenants contained in the Combination Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated by the Combination Agreement, and which the Non-Completing Party fails to cure within five business days after receipt of written notice thereof from the other party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Time of Closing), then if the APF Parties are the Non-Completing Party, APF shall pay StarPoint, or if the StarPoint Parties are the Non-Completing Party, StarPoint shall pay to APF, within three business days, an aggregate of $20.0 million (the “Termination Fee”) as liquidated damages in immediately available funds.

Termination

The Combination Agreement may be terminated prior to the completion of the Acquisition and Redemption Transaction:

(a)                                 by mutual written consent of the parties to the Combination Agreement;

(b)                                 by APF and APF Co or StarPoint and SEL if the Closing Date shall not have occurred on or before July 31, 2005;

(c)                                  by APF and APF Co or StarPoint and SEL if certain conditions to the Acquisition and Redemption Transaction (including those described above under “Conditions of the Acquisition and Redemption Transaction”) have not been satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate the Combination Agreement to perform the obligations required to be performed by it under the Combination Agreement;

(d)                                 by APF an APF Co or StarPoint and SEL if any of the conditions (other than those described under (c) above) which are for the benefit of such parties and which are contained in the Combination Agreement have not been satisfied or waived on or before the date required for the performance thereof; or

(e)                                  by either APF and APF Co if the Termination Fee described above becomes payable by StarPoint, and by either StarPoint or SEL if the Termination Fee described above becomes payable by APF.

Defined Terms

“Acquisition and Redemption Transaction” means the transaction which will provide for, inter alia, the transfer of all the APF Assets to StarPoint in consideration of the StarPoint Payment Units and the assumption of the liabilities and obligations of APF, whether or not reflected on the books of APF by StarPoint and the distribution of all StarPoint Payment Units to the APF Unitholders as of the time of closing upon, and as consideration for, the acquisition and cancellation of all of the APF Units other than the APF Remaining Unit;

“APF Assets” means all the property, assets and undertaking of APF of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by APF’s direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of APF;

“APF Board of Directors” means the board of directors of APF Co as it maybe comprised from time to time;

“APF Co” means APF Energy Inc.;

“APF ExploreCo” means 1163924 Alberta Inc.;

“APF ExploreCo Assets” means the assets held by APF Co and APF LP to be conveyed to APF ExploreCo pursuant to the APF ExploreCo Conveyance;

“APF ExploreCo Conveyance” means all of the transactions between and among APF, APF Co, APF LP and APF ExploreCo and their respective direct or indirect subsidiaries pursuant to which the APF ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to APF ExploreCo;

“APF ExploreCo Shares” means the common shares of APF ExploreCo;

“APF LP” means APF Energy Limited Partnership;

“APF Parties” means APF, APF Co, APF Acquisition Trust, APF LP and 990009 Alberta Inc., and “APF Party” means any of them unless the context otherwise requires;

“APF Remaining Unit” means one APF Unit issued to StarPoint immediately prior to the time of closing of the Acquisition and Redemption Transaction;

“APF Special Meeting” means the special meeting of APF Unitholders to be held not later than July 15, 2005, and any adjournment thereof; at which the APF Unitholders will consider and, if thought fit, approve the Acquisition and Redemption Transaction;

“APF Trust Indenture” means APF’s trust indenture dated as of October 10, 1996 as last amended and restated May 18, 2004 between APF Co and Computershare;

“APF Unit” means a trust unit issued by APF;

“APF Unitholders” means, at the relevant time, the holders of APF Units other than StarPoint;

“Closing Date” means June 17, 2005, provided that, in the event any of the conditions of closing contained in the Combination Agreement in favour of APF or StarPoint have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by APF and StarPoint, provided (i) the Acquisition and Redemption Transaction shall become effective on the date which follows a record date for the payment of a regular monthly cash distribution by APF to the APF Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by StarPoint to the StarPoint Unitholders and (ii) the date is no later than July 31, 2005;

“Exchange Ratio” means the ratio of 0.63 StarPoint Units for each APF Unit;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the other party as of April 13, 2005, or (v) any changes arising from matters consented to or approved in writing by the other party;

“SEL” means StarPoint Energy Ltd.;

“StarPoint Board of Directors” means the board of directors of SEL as it may be comprised from time to time;

“StarPoint Parties” means StarPoint, SEL, StarPoint Commercial Trust, StarPoint Exchangeco Ltd., 1149708 Alberta Ltd., Trend Energy Ltd. and StarPoint Energy Partnership, and “StarPoint Party” means any of them unless the context otherwise requires;

“StarPoint Unit” means a trust unit issued by StarPoint;

“StarPoint Unitholders” means, at the relevant time, the holders of StarPoint Units;

“Tax Act” means the Income Tax Act (Canada) and the Income Tax Regulations, all as amended from time to time; and

“Time of Closing” means 10:00 a.m. (Calgary time) on the Closing Date or such other time as the parties may agree.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.                                      Omitted Information:

Not Applicable.

8.                                      Executive Officer:

Paul Colborne
President and Chief Executive Officer
Telephone: (403) 268-7800

9.                                      Date of Report:

April 22, 2005.